SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Allied Riser Communications Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

19496 10 8
(CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



13G

CUSIP NO.  19496 10 8


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Venture Partners VII, LP
            Tax Identification No.  41-1029018

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  [ ]
                                                            (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    5,162,469
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 5,162,469
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
             5,162,469

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             9.11%

12)        TYPE OF REPORTING PERSON*

             PA






13G

CUSIP NO.  19496 10 8


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Itasca VC Partners VII, LLP
            Tax Identification No. 41-1929020

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  [ ]
                                                            (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    5,162,469
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 5,162,469
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
             5,162,469

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             9.11%

12)        TYPE OF REPORTING PERSON*

             PA



13G

CUSIP NO.  19496 10 8


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Promod Haque
            Social Security No. ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                            (b) [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    5,162,469
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 5,162,469
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
             5,162,469

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             9.11%

12)        TYPE OF REPORTING PERSON*

             IN


CUSIP NO.  19496 10 8


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            George J. Still, Jr.
            Social Security No.  ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  [ ]
                                                            (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    5,162,469
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 5,162,469
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
             5,162,469

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             9.11%

12)        TYPE OF REPORTING PERSON*

             IN



CUSIP NO.  19496 10 8


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John P. Whaley
            Social Security No. ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  [ ]
                                                            (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    5,162,469
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 5,162,469
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
             5,162,469

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             9.11%

12)        TYPE OF REPORTING PERSON*

             IN


SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934


Item 1(a)  Name of Issuer:

           Allied Riser Communications Corp.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           1700 Pacific Avenue, Suite 400
           Dallas, TX  75201-4679

Item 2(a)  Name of Person Filing:

           1.  Norwest Venture Partners VII, LP
           2.  Itasca VC Partners VII, LLP
           3.  Promod Haque
           4.  George J. Still, Jr.
           5.  John P. Whaley

Item 2(b)  Address of Principal Business Office:

           1.  Norwest Venture Partners VII, LP
               2800 Piper Jaffray Tower
               222 South Ninth Street
               Minneapolis, MN  55402

           2.  Itasca VC Partners VII, LLP
               2800 Piper Jaffray Tower
               222 South Ninth Street
               Minneapolis, MN  55402

           3.  Promod Haque
               c/o Norwest Venture Partners
               245 Lytton Avenue, Suite 205
               Palo Alto, CA  94301

           4.  George J. Still, Jr.
               c/o Norwest Venture Partners
               245 Lytton Avenue, Suite 205
               Palo Alto, CA  94301

           5.  John P. Whaley
               2800 Piper Jaffray Tower
               222 South Ninth Street
               Minneapolis, MN  55402

This statement is filed by Norwest Venture Partners VII, LP on behalf of all of the persons listed above pursuant to Rule 13d-1(d) and Rule 13d-1(k). Norwest Venture Partners VII, LP is a Minnesota limited partnership. Itasca VC Partners VII, LLP, a Minnesota limited liability partnership, is the general partner of Norwest Venture Partners VII, LP. Promod Haque and George J. Still, Jr. are the managing partners, and John P. Whaley is the managing administrative partner of Itasca VC Partners VII, LLP.

Item 2(c)  Citizenship:

           1. Norwest Venture Partners VII, LP: Minnesota limited partnership
           2. Itasca VC Partners VII, LLP: Minnesota limited liability partnership
           3.  Promod Haque:  United States
           4.  George J. Still, Jr.:  United States
           5.  John P. Whaley:  United States

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           19496 10 8

Item 3     Not Applicable

Item 4     Ownership:

(1) Norwest Venture Partners VII, LP ("NVP VII"): At December 31, 1999, NVP VII owned of record 5,162,469 shares of common stock.
This amount represented 9.11% of the Issuer's total shares of common stock outstanding at that date. NVP VII has no rights to acquire additional shares through the exercise of options or otherwise.

(2) Itasca VC Partners VII, LLP ("Itasca VII"): At December 31, 1999, Itasca VII was deemed to own indirectly 5,162,469 shares of common stock by virtue of its status as the general partner of NVP
VII. This amount represented 9.11% of the Issuer's total shares of common stock outstanding at that date.

(3) Promod Haque: At December 31, 1999, Promod Haque was deemed to own 5,162,469 shares of common stock. This amount represented 9.11% of the Issuer's total number of shares of common stock outstanding at that date. Mr. Haque is a managing general partner of Itasca VII and a general partner of NVP VII.

(4) George J. Still, Jr.: At December 31, 1999, George J. Still, Jr. was deemed to own 5,162,469 shares of common stock. This amount represented 9.11% of the Issuer's total number of shares of common stock outstanding at that date. Mr. Still is a managing general partner of Itasca VII and a general partner of NVP VII.

(5) John P. Whaley: At December 31, 1999, John P. Whaley was deemed to own 5,162,469 shares of common stock. This amount represented 9.11% of the Issuer's total number of shares of common stock outstanding at that date. Mr. Whaley is the managing administrative partner of Itasca VII and NVP VII.

Each person filing this statement disclaims beneficial ownership of any shares included in this Schedule 13G that are shown as held by any other filing person, and the filing of this Schedule 13G shall not be construed as an admission that such filing person is the beneficial owner of any other shares held by any other filing person and covered by this statement for purposes of Sections 13, 14, and 16.

Item 5     Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following [ ].

Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
           Holding Company:

           Not Applicable

Item 8     Identification and Classification of Members of the
Group:

           Not Applicable

Item 9     Notice of Dissolution of Group:

           Not Applicable

Item 10    Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  May 8, 2000

NORWEST VENTURE PARTNERS VII, LP

By ITASCA VC PARTNERS VII, LLP, as general partner



By:  /s/ John P. Whaley
         John P. Whaley, As Managing Administrative
           Partner

AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached shall be filed by Norwest Venture Partners VII, LP on its own behalf and on behalf of its general partner, Itasca VC Partners VII, LLP, a Minnesota limited liability partnership, and the following individuals, all of whom are the managing partners of Itasca VC Partners VII, LLP: Promod Haque, George J. Still, Jr. and John P. Whaley.

Dated:  May 8, 2000

NORWEST VENTURE PARTNERS VII, LP

By ITASCA VC PARTNERS VII, LLP, as general partner


  /s/ John P. Whaley
      John P. Whaley, As Managing Administrative
       Partner

ITASCA VC PARTNERS VII, LLP


/s/ John P. Whaley
    John P. Whaley, As Managing Administrative
      Partner


  /s/ John P. Whaley
      John P. Whaley, Attorney-in-Fact
        For Promod Haque


/s/ John P. Whaley
    John P. Whaley, Attorney-in-Fact
      For George J. Still, Jr.